

July 10, 2013

Via E-mail
Gregory H. Sachs, Executive Chairman
SCG Financial Acquisition Corp.
500 North Central Expressway
Suite 175
Plano, TX 75074

> **Re: SCG Financial Acquisition Corp.**
> **Amendment No 1 to Registration Statements on Form S-1**
> **Filed June 28, 2013**
> **File Nos. 333-188413 and 333-188414**

Dear Mr. Sachs:

We have reviewed your amended registration statements and have the following comment. Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to our comment, we may have additional comments.

Form S-1 (No. 333-188413)

Management's Discussion and Analysis of Financial Condition and Results of Operations of Symon

Financial Guidance, page 45

1.   Please revise this section to discuss the basis for and limitations of the financial projections disclosed in this section. Refer to Item 10(b) of Regulation S-K. Also, tell us why you have not presented a measure of projected earnings determined according to GAAP pursuant to Item 10(b)(2) of Regulation S-K. Support that your presentation is appropriate under that guidance. This comment also applies to your Form S-1 (No. 333-188414).

If you have any questions regarding our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Ameer Ahmad, Esq.
        Greenberg Traurig LLP